PE
12-31-02
APR 1 1 2003



03055764

BADGER PAPER

2002 Annual Report

PROCESSED
APR 14 2003
THOMSON
FINANCIAL

Successfully Implementing Our Vision

SUCCESSFULLY IMPLEMENTING OUR VISION

Under the guidance of its new management team, Badger Paper Mills is meeting its goal to expand its franchise in specialty papers. We have spent the last year enhancing our abilities to produce high-quality specialty papers. Additionally, we have redefined our sales process, reshaped our sales team and initiated new marketing efforts that have positioned us as a problem-solving consultant with our customers.

Badger Paper is targeting new higher-margin products and implementing more efficient processes with a goal to accelerate the Company's earnings growth rate and boost profitability to higher sustainable levels:

- ***Turnaround progressing.*** The strategies implemented by the new management team returned Badger Paper to profitability in 2001 following losses in the prior year and the Company has been profitable in seven of the last eight quarters.
- ***Niche focus addresses most profitable market segments.*** Badger Paper focuses on specialty paper markets that are highly profitable but too small to be pursued effectively by large commodity paper producers.
- ***Badger Paper is gaining share in a consolidating market.*** Industry consolidation has left fewer specialty paper companies and Badger Paper is capitalizing on this trend through market share gains. In a very tough economy, Badger is sustaining profits, gaining market share and stabilizing revenues while other paper companies are reporting losses and revenue declines.
- ***Capital investments support volume and profitability growth.*** Badger Paper committed to spend $2.8 million in new coating equipment that has positioned it as the market leader in wax coated paper.

ABOUT BADGER PAPER

Badger Paper manufactures specialty papers with a particular focus on wax- and polymer-coated products. The Company produces a variety of paper including fine paper, recycled paper, business paper, colored paper, waxed paper, specialty coated base papers and twisting papers. Badger also operates a full-service printing and converting operation that prints and converts flexible packaging products using paper, films and non-woven materials. Badger Paper has plants in Peshtigo and Oconto Falls, Wisconsin. The Company stock trades on the Nasdaq SmallCap Market under the symbol: BPMI.

FINANCIAL HIGHLIGHTS

(Thousands of Dollars Except Per Share Data)	For the Years Ended December 31, **2002**	2001	Chang
Operating Results:			
Net Sales	**$73,772**	$76,305	($2,533
Gross Profit	**$ 7,829**	$ 9,842	($2,013
Gross Profit as % of Sales	**10.6%**	12.9%	(2.3%
EBITDA*	**$ 4,543**	$ 7,875	($3,332
Income Before Income Tax*	**$ 1,699**	$ 3,593	($1,894
Net Income	**$ 1,899**	$ 3,846	($1,947
Per Share of Common Stock			
Net Income – Fully Diluted	**$ 0.91**	$ 1.89	($0.98
Average Shares Outstanding	**2,085,841**	2,037,429	48,412
Balance Sheet			
Total Assets	**$41,808**	$40,280	$ 1,528
Total Debt	**$ 7,967**	$10,208	($2,241
Total Equity	**$22,392**	$20,445	$ 1,947
Working Capital	**$ 6,457**	$ 6,717	($260
Cash Flow	**$ 4,341**	$ 7,201	($2,860
Tons Shipped	**60,734**	60,185	549
Number of Employees	**299**	288	11

**Does not include gain on sale of non-core assets.*

Dear Shareholders, Customers and Employees,



Robert A. Olah
President and CEO

The theme of last year's letter, my first to you as Badger Paper's President and CEO, was new strategies. My intent was to outline as clearly as possible the steps we would be implementing to leverage Badger Paper's unique capabilities in producing and printing specialty papers. This year I'm pleased to provide you with an update on the progress we've made towards implementing our plan and meeting the strategic objectives we described for you a year ago.

Briefly, our strategy is to target niche paper markets that are more profitable and less cyclical than traditional commodity markets. The niche markets we have chosen to serve are food service wrapping, confectionary and candy packaging, and specialty papers for printing and writing. During 2002, we had considerable success refocusing our product lines to address each of these niche markets. We introduced several new products, including an innovative soufflé cup and an improved waxed sandwich wrap paper, and made incremental market share gains at the expense of our competitors. These new products are improving the value-added component of our sales mix and helping us realize higher average selling prices. As a result, Badger Paper continued to be profitable and increased market share during a year when many other companies in the paper industry posted losses.

Financial Results

In 2002, Badger Paper reported net income of $1.9 million or $0.91 per fully diluted share compared with net income of $3.8 million or $1.89 per fully diluted share in 2001. Revenues for 2002 were essentially comparable to last year, $73.7 million vs. $76.3 million in 2001. Our profitability for the year (and seven of the last eight quarters) and our ability to maintain revenue levels have been impressive when compared to the general state of the economy and the paper industry.

With that said, the fourth quarter of 2002 was one of the most difficult markets in paper industry history. Results for the fourth quarter of 2002 included net sales of $16.5 million compared to $17.6 million in the year ago quarter. We posted a net loss of $201,000 or $0.10 per fully diluted share compared to net earnings of $1.26 million or $0.60 per fully diluted share for the same period in 2001. With several major expenses now behind us, we believe Badger Paper is on track to return to profitability in the first quarter of 2003.

Capital Investments Drive New Products/Sales Opportunities

A major component of our plan for repositioning Badger Paper to compete successfully in specialty markets was making investments in innovative technologies that would support our product development efforts. In 2002, we made a $2.8 million commitment to invest in new waxer/winder equipment. As a result of this investment we are now positioned as the industry's low cost producer of waxed sandwich wrap. A major accomplishment last year was our successful entry into the 40,000 ton food services sandwich wrap market, and our success is directly attributable to this new equipment. The waxer/winder machine was installed in the third quarter and is now commercially producing sandwich wrap being used by fast food restaurants. This equipment gives us the capabilities we need to compete in food service and enables us to greatly increase our market share in sandwich wrap. Although Badger Paper had waxing capabilities prior to adding the new waxer/winder machine, this equipment investment has so significantly improved both our capacity and efficiency in that segment that we have a goal of growing our market share by 400% in the coming year.

Another success story resulting from our enhanced technical capabilities is our soufflé cup product line. This is a seven to eight million pound sales opportunity that was not available to the Company a year ago. The quality of the soufflé cup stock coming off our equipment is so consistent that our customer, a major specialty paper converter, decided to shut down their own waxing line and has become totally dependent upon Badger Paper for waxed product. Additionally, the new soufflé cup product line is a wonderful example of our ability to successfully implement our stated strategy to shift our product mix upscale. The soufflé cup is a new specialty grade paper manufactured at the Peshtigo plant which offers us higher margins than the commodity grades previously produced there.

We did experience some increases in sales and operating expenses in 2002 for several reasons. Our shift in strategic focus to specialty papers and technical solutions for our customers was one component, as we retrained our sales force and changed our marketing approach. Another component of the increase was the cost associated with bringing the new waxer/winder on-line. This machine is now running and adding to our specialty production capacity. We plan to leverage our enhanced capabilities by developing additional leading edge products for our customers in the coming year. New specialty product lines, manufactured to more exacting specifications, will enrich our product mix, add greater value for our customers and support higher sustainable margins.

Refocused Sales and Marketing Initiatives

One of the greatest challenges we face is adapting to ongoing change. For Badger Paper employees, this means learning the quality requirements of a completely different customer base and adapting our processes to meet that market's more exacting specifications. We are addressing this challenge by adding technical people in key manufacturing areas who understand the specialty markets and strengthen our ability to translate customer requirements into product innovations.

Additionally, our new specialty focus required that we change our sales approach by creating a sales force that can offer expert advice and leadership in specialty papers. A value-added sales solution is more costly to implement initially since it requires extensive consultation with customers and product testing. However, we believe our specialty product strategy will make Badger Paper a more profitable company in the long-term by bringing us more business with recurring revenues and higher margins, and making us less susceptible to market swings in commodity paper.

The face of our sales force has changed dramatically over the past year. About 50% of our sales representatives were not part of Badger Paper a year ago. Our new sales representatives are specialists, hired because of their extensive knowledge of our new niche markets; they know food service packaging and the printing requirements of that business. The initial successes we have enjoyed in repositioning Badger Paper as a specialty manufacturer have led to a heightened awareness of our company that is helping us to recruit from a deeper pool of sales talent nationwide. This year, our sales territory has grown beyond its previous boundaries and now reaches coast to coast. Our growing reputation is also helping us attract talented executives with Fortune 500 experience, such as Vice President of Sales and Marketing Glenn Davis, who joined us from International Paper. Although the scale of our operations is comparatively small, the value we add as a specialty producer is elevating our role in the production process to that of a major strategic partner.

2003 Outlook

While it is still too early in Badger Paper's repositioning to be aligning our performance to specific financial goals, we believe the following operational benchmarks should prove useful in measuring our progress in the coming year:

- Continued upscale shift in our product mix. Increased specialty tonnage should result in higher sustainable profits over the long-term.
- Rising asset utilization rates. Increased utilization of new assets such as the waxer/winder equipment will result in increased valued-added tonnage.
- Higher average selling prices. As we exit commodity markets, our average selling prices and sustainable gross margins should rise.

Our focus in the coming year will be to continue the transformation of Badger Paper into a specialty manufacturer that is market driven and not production driven. Ultimately, our success will be determined by our ability to maintain a low cost position in the markets that we choose to serve. We are making good progress in that area as a result of investments which position us as the low cost leader in our targeted specialty segments. It's important that our investors recognize, however, that sales costs may rise again next year as we make additional investments in sales training and product development. It may require several quarters before the full return on our capital investments is realized. We are encouraged by the progress that has been made to date and confident we have the people and processes in place to compete effectively in the specialty markets. We are grateful to our employees for their dedicated efforts and to our customers for their willingness to do business with the new Badger Paper. In the coming year, we are committed to developing more products, penetrating more specialty segments and operating our business efficiently so as to maximize return on investment and shareholder value.



Robert A. Olah
President and CEO
February 25, 2003

Discussion with Management







n last year's annual report, CEO Bob Olah outlined an ambitious change in strategy and operations or Badger Paper Mills. Shareholders were told how the Company was embarking on a new specialty aper "value creation" strategy and a move away from the commodity paper market.

n a candid and far-reaching set of interviews for this year's annual report, the Company's senior nanagement team discusses the operational challenges and steps taken in 2002 to implement adger's new strategy and move its product mix "upscale."



Bob Olah

Questions for Bob Olah, CEO

Question: *Last year you introduced shareholders to Badger's new value creation strategy. How successful has that strategy been for you this year?*

Olah: ***Actually, we have made a lot of progress bringing new products to the Company and solutions to the customers. We still have a lot of work to do yet in terms of reducing the amount of commodity paper grade production by shifting capacity to higher margin specialty product. Now that the new waxer/winder is up and running, we have plans for additional management focus on this goal.***

Question: *How successful have you been in moving the product lines up scale, another major focus of 2002?*



Olah: ***I am pleased at our level of success in this very important effort. We have been able to develop value-added products for a good portion of our customer base in the food service area. The process is ongoing. We are grateful for the willingness and ability of the people in the Company to embrace this strategic shift. But it is not an overnight process and it would be impractical to leave fully the commodity market until our specialty capabilities and reputation are more fully established. We still have work to do in 2003 as we grow and change as a company.***

Question: *One of the reasons Badger moved to this new philosophy was to shield the Company from the market swings of commodity paper. Have you been successful with that?*

Olah: ***We absolutely have. If you look at our pricing structure today, it is higher than it was a year ago despite the fact that prices have been dropping and the average prices of commodities have come down. We have actually increased our prices through product mix, not price increases.***



Question: *What were the operational challenges that you faced in 2002 as you rolled out this new way to do business?*

Olah: ***Basically, there were several. First was managing the number of grade changes we have on a daily basis on the paper machines. Then we had to get the operators to believe in their capabilities and the successes that they're having. Finally, we have had to integrate cycle time requirements for various specialty products into our operations. That has been a big challenge as we try and keep our machines up and running profitably.***

Question: *Did you face similar challenges in the new type of customer you were trying to reach?*

Olah: ***I think our new target customers presented an equal challenge to both the sales force and the mill. I feel we have adapted quite successfully. Our customer service on the front end and problem solving technical skills in the production process have helped the new customers see our total value-added philosophy.***



Question: *When you think ahead to 2003, what's the next big hurdle for Badger?*

Olah: ***I'd say market penetration would be tops on our list. We have hit the surface of several new markets for our specialty efforts. Now it's up to us to continue to develop our product lines. To deepen our customer relationships and our reputation in the industry, we must develop additional product offerings that will enable our customers to better their own competitive performance. This will be a significant challenge for our people, but I believe the changes we have made in our philosophy and operations have established a firm foundation for us to meet that challenge.***

Questions for Bill Peters, CFO

Question: *Badger's new strategy announced last year called for new capital investments in leading-edge paper making technology. How have those investments gone?*



Bill Peters

Peters: ***The largest single capital commitment in 2002 was the $2.8 million waxer/winder, a state-of-the-art coating machine that produces waxed product for the sandwich wrap market. That new waxer/winder runs faster and applies wax more consistently than anything else in the papermaking market. We have a competitive advantage resulting in a superior product and a cost advantage in the marketplace. It should allow us to expand and defend our position in the marketplace.***




Question: *Will you be able to realize a quick payback on that capital investment?*

Peters: ***The short answer is "Yes." We started production runs in the fourth quarter and we've been very successful. We've actually gained customers in that specific specialty market as a result of this machine. We're looking at payback in less than two years.***

Question: *Is the Company in a stronger financial position than it was a year ago?*

Peters: ***Very much so. We've done a more consistent job of managing our assets. Our liquidity is stronger now than it has ever been, and with the advent of specialty markets, our margins have improved.***



Question: *What do you think are the financial challenges facing Badger Paper as 2003 approaches?*

Peters: ***I don't want to make this sound too simple, but there will be one crucial financial challenge in the coming year. As we continue to move Badger Paper away from commodity grades to a specialty paper mill, controlling our costs will be critical for our success. We're not 100% specialty paper yet, so we've got to continue to change our product mix to compete in specialty markets where we can add value beyond the end of the paper machine. Being cost competitive will be a key for us. If we can succeed, we will be rewarded with better margins on our new specialty products.***



NEW WAXER/WINDER PROVIDES INNOVATIVE ANSWERS

As the demands on our specialty paper customers grow in a very competitive economy, the capability requirements of our specialty papers are also evolving, particularly in food packaging. In years past, our paper products may have only had to aid the food preparation process or prevent heat and moisture loss. But the fast food market now needs crisp, brilliant graphics on its packaging products to serve as an important component of advertising outreach and brand name awareness.

Badger Paper Mills solved this burgeoning customer need in the third quarter of 2002 with the installation of our cutting edge waxer/winder machine that is unique in the specialty paper industry.

This new machine has made Badger the technological and low-cost leader in production of waxed sandwich wrap papers. It combines both the winding and waxing process for improved productivity. It has increased our waxed paper production capacity and yields a more consistent product.

Badger can now do one-sided waxing with an enhanced gloss that gives our paper an improved visual appearance. The unwaxed side provides our customers with a superior surface to meet their printing graphics needs. Additionally, the paper from this new machine has reduced wax flake off which results in faster production runs, fewer cleanups and overall increased efficiency for our customers. The new waxer/winder will allow Badger to increase production of this specialty paper grade six-fold.


BUTTER
BUTTER
BUTTER
BUTTER

Question: *Will the overall paper market outlook for 2003 allow you to continue the successful turnaround at Badger Paper?*



Peters: ***In general, paper markets look like they will remain soft in the coming year. But we've been attacking new markets that aren't as cyclical. Food service specialty papers, for example, are not as cyclical, and there are other grades that we're looking at where the cyclicality of the market is not based on economic conditions. There's a certain degree of stability in those specialty markets which should allow us to more effectively manage our assets and run our machines on a consistent basis.***



Glenn Davis

Questions for Glenn Davis, V.P. Sales & Marketing

Question: *How have you had to change your sales approach to go along with the specialty paper strategy that Badger Paper embraced?*

Davis: ***When we committed to moving into more specialty papers, it became critical that our sales force understood our customers' business to a greater extent and really made an effort to understand their unique needs. We were no longer merely selling commodity papers. Also, the new strategy created a new set of competitors for us in a new marketplace. Those new competitors were already strongly established in the specialty paper space, so we have had to work very hard to be basically better than they were in order to win the customers.***

Question: *Have you had to change your sales force to implement these ideas?*

Davis: ***We've had to spend a lot of time readjusting our sales force's focus to marketing our new specialty products and spending less time on other grades of papers. To be successful in our new market niches, our salespeople have to be more knowledgeable about our customers, what their needs and problems are, what their product specifications are, etc. To help solve those problems, our sales force also has to be more knowledgeable about our customers and how they make money in their businesses.***

We have also adjusted our sales force procedures so that they have more time to spend with the specialty product customers. Our objective is to understand our customer better than our competitors do.




Question: *Hasn't there been more of a requirement for your sales force to be problem-solvers for the customers?*

Davis: ***Very much so. They must quickly come up to speed on potential customers, understand their issues and help provide solutions for those problems so that our customers can operate their businesses more profitably and realize the value that we provide in our products.***

Question: *What are the specialty papers marketing challenges facing Badger in 2003 compared to the products you've traditionally sold?*

Davis: ***I think we face both external and internal challenges. From an external perspective, we need to develop an even better sense of our specialty markets competitors so we can continue to distinguish our products and services successfully. Simply put, we have to be better at what we do. Internally, we have to change our culture to understand more of the specification and the tightness at which we need to meet those specifications to match up with our competitors and what our customers are really looking for.***




BAGEL CHIPS

SPECIALTY PRINTING PROVIDES COST EFFICIENCIES AND SHELF IMPACT FOR CUSTOMER

As part of the strategy to move our product mix away from commodity papers and upscale toward higher margin specialty papers and consulting expertise, Badger Paper expanded our offerings of value-added customer services to our clients in 2002. Among those services are inventory management, just-in-time distribution and full-service printing capabilities.

A leading packaging manufacturer thought so much of the quality and service provided by Badger that they turned over a significant portion of their production to us.

Badger's original relationship with this customer began because they needed a specialty paper supplier who could consistently meet their quality needs and technical specifications. Then our customer service team went a step further and demonstrated to their management that our 6-8 color printing operation would allow them to create superior graphics and enhanced shelf appeal for their bags. We also showed the customer that Badger could handle coordination of the entire printing process more efficiently with faster production times. Our business with this customer continues to grow.

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

[✓] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2002

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ________________ to ________________

Commission File No. 0-795

BADGER PAPER MILLS, INC.

(Exact name of registrant as specified in its charter)

200 West Front Street
P.O. Box 149
Peshtigo, Wisconsin 54157-0149
(Address of principal executive office)

Wisconsin
(State of incorporation)
39-0143840
(I.R.S. Employer Identification Number)

Registrant's telephone number, including area code: **(715) 582-4551**

Securities registered pursuant to Section 12(b) of the Act: **None**

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, Without Nominal or Par Value

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes _✓_ No ___

Indicate by checkmark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this form 10-K. [ ]

Indicate by checkmark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act) Yes ___ No _✓_

As of June 28, 2002, the aggregate market value of the Common Stock (based upon the closing sale price of the shares in the Nasdaq SmallCap Market) held by non-affiliates was approximately $16,498,560. Determination of stock ownership by non-affiliates was made solely for the purpose of responding to this requirement, and registrant is not bound by this determination for any other purpose.

As of January 31, 2003, 2,030,185 shares of common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The Company's Proxy Statement for its 2003 Annual Meeting of Shareholders to be filed with the Commission under Regulation 14A is incorporated by reference into Part III of this Form 10-K to the extent indicated in Part III hereof.

Statement Regarding Forward-Looking Information

This Form 10-K, each of the Company's annual reports to shareholders, Forms 8-K and 10-Q, definitive Proxy Statements, and any other written or oral statement made by or on behalf of the Company subsequent to the filing of this Form 10-K may include one or more "forward-looking statements" within the meaning of Sections 27A of the Securities Act of 1933 and 21E of the Securities Exchange Act of 1934 as enacted in the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). In making forward-looking statements within the meaning of the Reform Act, the Company undertakes no obligation to publicly update or revise any such statements.

Forward-looking statements of the Company are based on information available to the Company as of the date of such statements and reflect the Company's expectations as of such date, but are subject to risks and uncertainties that may cause actual results to vary materially from those expressed or implied by such forward-looking statements. In addition to specific factors, which may be described in connection with any of the Company's forward-looking statements, factors that could cause actual results to differ materially include:

- Increased competition from domestic or foreign paper producers, or providers of alternatives to the Company's products, including increases in competitive production capacity and/or weakness in demand for paper products. As a paper manufacturer, the Company, if it wants to achieve acceptable production costs, must operate its paper mill at a relatively high percentage of its available production capacity. The Company's competitors face the same or similar situations. Therefore, when the overall market for paper products softens, the Company (and other paper manufacturers) will generally accept lower selling prices for its products in order to maintain acceptable production efficiencies and costs.

- Changes in the price of pulp, the Company's main raw material. The Company purchases all of its pulp on the open market and price changes for pulp have a significant impact on the Company's costs. Pulp price changes can occur due to changes in worldwide consumption of pulp, pulp capacity additions, expansions or curtailments affecting the supply of pulp, inventory building or depletion at pulp consumer levels which affect short-term demand, and pulp producer cost changes related to wood availability, environmental issues and other variables.

- Interruptions in the supply of, or increases and/or changes in the price of energy (principally natural gas and electricity) that the Company needs in its manufacturing operations. During the latter part of 2002 energy prices rose significantly as a result of political uncertainty in the Mideast, and that political uncertainty has continued. Future energy costs are uncertain.

- Changes in demand for the Company's products due to overall economic activity affecting the rate of consumption of the Company's paper products, growth rates of the end markets for the Company's products, technological or consumer preference changes and acceptance of the Company's products by the markets it serves.

- Unforeseen operational problems at any of the Company's facilities causing significant lost production and/or higher operating costs.

- Changes in laws or regulations affecting the Company, particularly environmental laws and regulations affecting air quality and wastewater discharges.

- The Company's profitability may be adversely affected by increases in interest rates because a significant portion of the Company's debt bears interest at variable interest rates.

Five-Year Comparison of Selected Financial Data

	Year ended December 31,				
	2002	2001	2000	1999	1998
Operations (in thousands):					
Net sales	$ 73,772	$ 76,305	$76,137	$ 69,231	$67,496
Cost of sales	65,943	66,463	73,451	62,478	60,172
Gross profit	7,829	9,842	2,686	6,753	7,324
Selling and administrative expenses	5,779	5,559	5,128	4,890	4,433
Loss on write-off of trade credits	--	--	440	--	--
Loss on disposal of property, plant and equipment	--	8	22	--	--
Operating income (loss)	2,050	4,283	(2,882)	1,863	2,891
Other income (expense)	51	237	175	617	946
Gain on sale of non-core assets	1,125	1,627	--	--	--
Interest expense	402	927	1,250	1,064	1,196
Income (loss) before income taxes *	2,824	5,220	(3,957)	1,416	2,641
Provision (benefit) for income taxes	925	1,374	(891)	279	897
Net income (loss) *	1,899	3,846	(3,066)	1,137	1,744
Common Stock:					
Number of shareholders of record	337	380	392	434	470
Weighted average of shares outstanding	2,026,299	2,004,664	1,981,716	1,966,111	1,955,772
Net earnings (loss) per share basic	$ 0.94	$ 1.92	$ (1.55)	$ 0.58	$ 0.89
Net earnings (loss) per share diluted	$ 0.91	$ 1.89	$ (1.55)	$ 0.58	$ 0.89
Book value per share	$ 11.05	$ 10.19	$ 8.32	$ 9.91	$ 9.33
Financial position (in thousands):					
Working capital	$ 6,457	$ 6,717	$ (9,950)	$ 8,259	$ 7,346
Capital expenditures	3,165	1,439	2,265	2,815	3,004
Total assets	41,808	40,280	43,357	46,894	47,999
Long term debt	7,377	9,794	1,310	15,705	16,126
Shareholders' equity	22,392	20,445	16,482	19,484	18,257

* Includes the gain on the sale of non-core assets of $1,125,000 in 2002 and $1,627,000 in 2001.

PART I

Item 1. Business

Badger Paper Mills, Inc. ("Badger" or the "Company") has been producing paper and paper products in Wisconsin since it was incorporated under the laws of the State of Wisconsin in 1929. During 2002, the Company reorganized its sales process, operations and administrative support into a single business segment. The reorganization is consistent with the Company's strategic initiative to shift its product mix to specialty markets.

The Company has two operating facilities. In Peshtigo, Wisconsin and adjacent to the Company's principal executive offices, the Company manufactures paper on two paper machines (a "Yankee" paper machine and a "Fourdrinier" paper machine). The Company also performs certain converting operations in Peshtigo. All of the Company's physical facilities in Peshtigo, Wisconsin are sometimes referred to herein as the Company's "Peshtigo Facilities."

The Company also has production facilities in Oconto Falls, Wisconsin (approximately 30 miles from Peshtigo, Wisconsin), which consist of a Company-owned manufacturing facility and certain leased warehouse space. All of the Company's owned and leased facilities in Oconto Falls, Wisconsin are sometimes referred to herein as the Company's "Oconto Falls Facilities".

Products and Distribution

At the Peshtigo Facilities, the Company manufactures paper on its two paper machines, (Yankee paper machine and a Fourdrinier paper machine) and converts paper in accordance with customer specifications. Converting operations include punching, sheeting, trimming, sealing, perforating, rewinding, waxing and drilling of paper for uses in several applications.

Products produced on the Yankee paper machine include converted printed and unprinted waxed papers for quick service restaurants, grades used in laminating applications, colored papers, specialty-coated papers and papers used in applications where twisting is required to seal product. These products are sold to manufacturers and converters by Company sales personnel and commissioned brokers.

The Fourdrinier paper machine produces fine paper grades utilizing fiber purchased on the open market, including pre- and post-consumer recycled fibers. Papers produced on the Fourdrinier paper machine are used in several applications including business papers, printing, high quality writing papers, book publishing stock, reply card, watermarked, industrial and consumer papers that require water-oil-grease resistant attributes, copier papers and specialty papers. The Company offers a wide range of colored papers and specializes in color matching. A portion of the products produced by the Company are sold under certain trademarks and trade names, including Ta-Non-Ka®, Copyrite®, ENVIROGRAPHIC®, Northern Brights®, Artopaque®, Marks of Distinction® and DuraEdge®. Other products are sold through paper merchants, brokers and value-added converters who, in turn, sell to other value-adding entities or direct to the consumer.

The Company's two paper machines produce papers that have different features. Paper produced on the Yankee paper machine has very a smooth surface on one side of the paper, which is referred to as machine glazed ("MG"). The smooth finish on MG paper allows the paper to work well in certain coating and printing applications.

Paper produced on the Fourdrinier paper machine does not have a glazed finish. Paper produced on the Fourdrinier paper machine is machine finished ("MF"). MF paper works well in a broad range of applications including publishing, writing paper and certain printing applications.

Products produced at the Company's Oconto Falls facility complement its overall product offerings by adding value to certain paper grades through printing and converting of paper and plastic substrates. At this facility, the Company produces a variety printed products on paper and plastic substrates, and manufactures polyethylene bags.

Badger sells its products produced at each facility to a wide range of converting companies throughout the United States. These sales are conducted through the Company's sales personnel. The largest concentration of the Company's customers can be found in the Midwestern states including Wisconsin, Illinois, Michigan and Ohio. However, as a result of expanded national sales efforts, the Company has made significant progress toward expanding its customer base into other regions of the United States. The Company expects to further expand its national sales efforts during 2003.

The Company's foreign net sales are immaterial to its operations.

Competition

Badger's products are sensitive to competition from numerous sources, including other paper products and products of other composition. Product quality, price, volume and service are all competitive factors. Badger's paper production represents less than 1% of the production capacity in the United States for these products. Competition for all grades of paper manufactured by the Company includes International Paper Company, Georgia-Pacific Corporation, Wausau-Mosinee Paper Corporation and smaller, non-integrated paper companies. Many of the Company's larger competitors have greater financial, technical, marketing and public relation resources, larger client bases and greater brand or name recognition than Badger.

Raw Materials; Inventory

The principal raw material used by the Company is pulp. Badger utilizes a variety of fibers to meet the formulation requirements of the papers it produces. Northern and southern softwood and hardwood pulps, pre-consumer and post-consumer recycled pulps, and hard white rolls make up the total fiber requirements. Badger purchases all its fiber requirements on the open market. Other raw materials used in the manufacturing process include inks and polyethylene substrates.

Other raw materials are purchased directly from manufacturers and distributors. Badger has at least two sources of supply for major items. Shortages of pulp or certain chemicals (including petrochemicals) could have an adverse effect on Badger's ability to manufacture its products, and could adversely affect product mix. Although Badger does not anticipate shortages of raw materials, it is anticipated that there will be near-term increases in pulp prices and the cost of polyethylene.

Energy

Badger is a large consumer of energy, including electricity and natural gas. In 2002, 7.8% of Badger's cost of sales represented energy costs compared to 8.0% of Badger's cost of sales in 2001. Badger purchases electricity from local public utilities, and it purchases natural gas from various sources in the United States and Canada. Two dual-fueled boilers capable of burning natural gas or fuel oil and one natural gas boiler supply the Peshtigo Facilities' heating and manufacturing requirements. During 2002, the Company removed its fuel oil storage tanks at its Peshtigo Facilities. As a result, the Company will not have the flexibility to switch between natural gas and fuel oil as a source of fuel.

Although Badger experienced temporary interruptions of electrical service in the summer of 2002 and 2001 due to regional shortages of electricity during peak demand periods, the Company believes that current sources of electricity and natural gas are adequate to meet its needs. Such interruptions caused the Company to temporarily stop the manufacture of paper. There is no damage to equipment during these temporary power interruptions. Badger could experience similar interruptions in the future.

Patents

The Company possesses certain patents and licenses used in connection with its business, none of which individually or in the aggregate are material.

Research and Development

The Company maintains a dedicated technical staff of employees charged with the responsibility of researching and developing new products. The Company also relies on outside consultants from time to time for special research and development projects. The Company's technical staff also refines and improves existing products in response to customer requirements and market demands. The Company spent $769,000 in 2002, $469,000 in 2001 and $762,000 in 2000 on product research and development activities.

A significant percentage of the Company's research and development costs are spent working on concepts and designs for new and/or improved paper products for customers. Since many of the Company's customers for paper products are converters, these customers need trial production runs of paper products to evaluate how the Company's new or modified paper products perform in actual use on the customers' paper converting machinery and equipment. If such trial production runs are unsuccessful, the Company charges the associated costs to research and development. If such trial production runs are successful, the Company sells the product to the customers. Revenues from successful trial production runs are included in sales and the associated costs are accounted for in cost of sales.

Backlog

As of December 31, 2002, the value of the Company's order backlog was approximately $1,270,000 as compared to $2,837,000 and $1,678,000 at December 31, 2001 and 2000, respectively.

Customers

In 2002, 2001 and 2000, no customer represented over 10% of Badger's net sales.

Environmental Matters

In 2000, the Company received final regulatory approval from the Wisconsin Department of Natural Resources ("WDNR") of its Title V air operating permit for its Peshtigo, Facilities. The permit does not require the Company to install new or additional pollution control equipment, and as such, the Company is responsible for the costs associated with routine monitoring, record keeping and reporting requirements. These costs are minimal.

Prior to January 30, 2002, effluent flow from Badger's Peshtigo Facilities was directed into a joint municipal wastewater treatment plant, which Badger operated under contract with the City of Peshtigo, Wisconsin. Effective January 30, 2002, Badger sold this wastewater treatment plant to the City of Peshtigo for approximately $1,250,000; however, Badger continues to operate this wastewater treatment plant under contract with the City of Peshtigo. Management believes this wastewater treatment plant continues to meet or exceed all currently applicable environmental requirements and that Badger's use of the treatment plant is in compliance with all regulatory requirements. In 2000, Badger renewed its wastewater discharge permit for this wastewater treatment plant.

In January 2000, the WDNR approved a final closure report filed by the Company with respect to its former Harbor Road Landfill. The WDNR will continue to review the effectiveness of this closure. If the WDNR subsequently determines that the closure was ineffective, then the WDNR may require the Company to undertake further remedial actions. Based on the Company's consultant's report (dated April 1999), the Company estimated that the potential future cost of such future environmental remedial efforts (assuming that the WDNR determines that the closure was ineffective) was approximately $300,000. The Company has not subsequently updated this consultant's report. Management believes that the Company is in compliance with all WDNR Net Worth Financial Responsibility Tests as of December 31, 2002. The Company also has a requirement to clean up fuel oil contamination on Company property. The estimated cost associated with the clean up of the contamination is $10,000.

The Company's Peshtigo Facilities are located near the Lower Fox River/Green Bay Area of Concern ("AOC"). Pursuant to the Great Lakes Water Quality Agreement, 43 AOC's have been identified and re located throughout the Great Lakes Basin. The Company has not been identified by WDNR or the United States

Environmental Protection Agency ("EPA") as responsible for the environmental problems within the Lower Fox/Green Bay AOC.

The Company does not anticipate any material capital expenditures for pollution control equipment during the next two fiscal years.

The Company holds an air-operating permit by the WDNR for its Oconto Falls Facilities. The permit expires on January 29, 2006. The permit limits emissions so that the facility is considered a "synthetic minor" under the EPA's Title V air permit program. The permit authorizes the operation of the flexographic printing process at the Oconto Falls Facilities.

Badger believes it has in force all of the necessary environmental permits from Federal, state and local authorities to continue production of current business activities. During the first half of 2003, the Company will take delivery of new foil laminating equipment, which requires a permit for additional volatile organic compounds (VOC) emissions. The necessary permit applications have been submitted.

Employees

As of December 31, 2002, the Company had 299 employees, including 189 employees at the Peshtigo Facilities covered by three-year collective bargaining contracts running through May 2005.

Additional Information

The Company maintains a website with the address www.badgerpaper.com. Additional information regarding the Company can be found on this website. The Company is not including the information contained in the Company's website as a part of, or incorporating it by reference into, this Form 10-K.

Item 2. Properties*

	Properties		
Location	Owned or Leased	Approximate Floor Area in Square Feet	Principal Uses
Peshtigo, WI	Owned(1)	3,750	Principal executive offices
Peshtigo, WI	Owned(1)	88,500	Manufacture and Converting of Paper
Oconto Falls, WI	Owned	40,000	Printing and Converting
Oconto Falls, WI	Leased(2)	20,300	Warehouse space

(1) As a result of the November 2001 refinancing of its revolving and long-term debt, two of the Company's lenders hold mortgages on the Peshtigo Facilities.

(2) The lease for these 20,300 square feet of warehouse space is a five-year lease (triple net lease basis) which commenced on October 1, 2000. The current base rent is approximately $51,000 per year, increasing incrementally to $56,000 per year in the final year of the lease.

* The Company leases equipment. Information related to these leases can be found in Note L to the Company's 2002 audited financial statements.

Item 3. Legal Proceedings

The Company does not have any material legal proceedings pending, and does not have any litigation or governmental proceedings with respect to environmental matters pending (except to the extent identified under the "Environmental Matters" caption in Item 1 of Part I of this Form 10-K).

Item 4. Submission of Matters to a Vote of Shareholders

No matters were submitted to a vote of the Company's shareholders in the fourth quarter of 2002.

Executive Officers of the Registrant

The following table sets forth certain information as of December 31, 2002 concerning the Company's executive officers.

Name	Age	Office	Period Served In This Office
Robert A. Olah	53	Chairman of the Board	2001-Present
		President and Chief Executive Officer of the Company	2001-Present
		President and Chief Executive Officer, Director, Crown Vantage, Inc. (specialty paper company)	1998-2001
		President and Chief Operating Officer, Crown Vantage, Inc.	1997-1998
		Senior Vice President-Specialty Paper Group, Crown Vantage, Inc.	1995-1997
William H. Peters	44	Vice President/Chief Financial Officer of the Company	2001-Present
		Executive Vice President and Treasurer, North Shore Capital (small market venture capital firm)	1996-2001
J. Glenn Davis	45	Vice President-Sales and Marketing of the Company	2002-Present
		Business Manager, International Papers (specialty papers)	2000-2001
		President, JND Company, Inc. (food processing)	1998-2000
		Director, Specialty Products Appleton Papers (carbonless papers)	1998

Officers are elected to hold office until the next annual meeting of the Board of Directors following the annual meeting of shareholders or until their successors are elected and qualified. There is no arrangement or understanding among any of the above officers or any other person pursuant to which such officer was selected for the office held. No family relationship of any kind exists between the officers.

PART II

Item 5. Market For the Registrant's Common Stock and Related Shareholder Matters

The Company's Common Stock trades in the Nasdaq SmallCap Market under the symbol "BPMI." As of December 31, 2002, the Company had 337 shareholders of record. Information about the trading prices for shares of the Company's Common Stock and dividends on the Common Stock is included in this Form 10-K under the caption "Stock Price and Dividend Information." Information about equity compensation plans is included in this Form 10-K under Item 12.

Item 6. Selected Financial Data

Selected Company financial data is presented in this Form 10-K under the caption "Five-Year Comparison of Selected Financial Data."

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Overview

The Company's net sales decreased in 2002 relative to 2001 as a result of a reduction in the average price of product shipped. On average, the Company realized a decrease of 3.7% in average prices for it products. The purchase of pulp accounts was the single highest cost of production. The average cost of pulp remained relatively stable when compared to the previous year. However, pulp costs trended higher during 2002, resulting in a higher average cost for pulp at year end as compared to the beginning of the year.

The gross profit margin in 2002 was 10.6% of net sales as compared to 12.9% of net sales in 2001. The Company continues to focus management efforts to move the Company to become larger producer of specialty papers. In 2002, this strategy had an effect on gross profit performance as a result of higher operating costs associated with producing new products and pricing decisions in order to gain market share in new markets.

2002 versus 2001

Net Sales

Net sales in 2002 were $73,772,000 compared to $76,305,000 in 2001, a decrease of $2,533,000 or 3.3%. The reduction in net sales can be attributed to volume and pricing. The sale of paper in 2002 as compared to 2001 increased by 4.5% while average pricing decreased by 3.7%. The Company also realized a decrease of $3,050,000 in the shipment of printed products in 2002 versus 2001.

Net sales volume as measured in weight increased on each paper machine, while total average pricing decreased. The decrease in average pricing was driven entirely by pricing on MF paper grades. The average selling price of MG products increased an average of 1.7%. The increase in the average price of MG products is a result of shifting the product offering to specialty markets.

The decrease in net sales of printed products is a result of losing business from a number of customers through competitive bidding processes.

Cost of Sales

The cost of sales for 2002 was $65,943,000 and 89.4% of net sales compared to $66,463,000 and 87.1% in 2001. During 2002, the production volume of printed products declined when compared to the previous year. This decline in business resulted in a portion of the decline in the cost of sales as measured in dollars. The increase in cost of sales relative to sales is driven primarily by the decrease in the average selling prices while, at the same time, maintaining a relatively flat cost for pulp.

During 2002, production activity on the Company's two paper machines increased 4.2% compared to 2001. Total cost for pulp in 2002 increased 5.1% when compared to 2001. The disproportionate increase in pulp cost when compared to production activity is the combined effect of the average cost for fiber and the utilization efficiency.

Gross Profit

Gross profit during 2002 was $7,829,000 and 10.6% of net sales compared to $9,842,000 and 12.9% of net sales in 2001. The decrease in gross profit is the combined result of the decrease in net sales as it relates to pricing, while at the same time holding certain production costs consistent with the previous year. The overall average selling price during 2002 decreased 3.7% when compared to 2001. The reduction in average pricing is the result of pricing pressure on certain commodity grades still manufactured by the Company.

Selling & Administrative Expense

In 2002, selling and administrative expenses were $5,779,000 and 7.8% of net sales compared to $5,559,000 and 7.3% in 2001. The increase in selling and administrative expenses is a result of cost associated with additional resources necessary to develop and market products for specialty markets that are consistent with the Company's strategy to move from commodity grades to specialty paper markets. During 2002, the Company incurred $252,000 associated with management restructuring costs. Had the Company not incurred management restructuring costs, selling and administrative expenses would have been $5,527,000 in 2002 compared to $5,559,000 the previous year.

Income Tax

Income taxes in 2002 were $925,000 and 32.8% of income before taxes and reflect the statutory tax rates.

Income taxes in 2001 were $1,374,000 or 26.3% of income before taxes. The difference between statutory tax rates and the Company's effective tax rate is the realization of the benefits related to the Federal net operating loss carryforward utilized in 2001.

Other Income & Expense

During 2002, the Company realized a gain of $1,125,000 on the sale of a wastewater treatment facility. The Company continues to manage the facility under an operating agreement with the City of Peshtigo.

During 2001, the Company realized $1,627,000 in gains from the sale of timberland that was not used in the day-to-day operations of the business since the Company closed its pulp mill several years ago.

2001 Versus 2000

Net Sales

Net sales in 2001 were $76,305,000 compared to $76,137,000 in 2000, an increase of $168,000 and 0.2%. The modest change in net sales is the combined effect of a 1.1% decrease in sales of paper while the Company realized an increase in the volume in printing business. The Company realized a reduction in grades produced on the Fourdrinier paper machine. Net sales of Fourdrinier paper machine grades declined 3.7% in 2001 when compared to 2000. The reduction in net sales is attributed to shipment volume. Shipment volume, as measured in weight, declined 5.2% in 2001 with a 1.5% increase in the average price. Net sales of MG grades increased 4.3% in 2001. Shipment volume, as measured in weight, increased 7.2% in 2001 compared to 2000. The average selling price of MG grades decreased 2.7% in 2001 compared to 2000.

Cost of Sales

The cost of sales for 2001 was $66,463,000 and 87.1% of net sales compared to $73,451,000 and 96.5% of net sales in 2000. The cost of sales decrease is a result of the reduction in the cost of pulp. The reduction in the cost of sales as a percentage of net sales is the combined effect of the Company's ability to hold its pricing while the Company's cost of pulp decreased. The improvement in cost of sales and the resulting improvement in gross profit can be attributed to the reductions in the price of pulp. The Company realized a reduction in paper production of 1.2% in 2001 when compared to 2000 while pulp costs decreased 28.7% over the same time frame.

A further reduction in the Company's cost of sales can be attributed to a reduction in the cost of natural gas in 2001 when compared to 2000. The decrease in the cost of natural gas can be attributed to the decrease in the market price of natural gas. During 2001, the Company realized a decrease of 10.6% in its overall cost of natural gas.

Gross Profit

Gross profit in 2001 was $9,842,000 and 12.9% of net sales compared to $2,686,000 and 3.5% of net sales in 2000. The most significant factor in the Company's improvement in gross profit is the reduction in pulp costs combined with the Company's ability to hold its selling prices. The Company was able to hold selling prices, in part, because of its strategy to transition from lower margin commodity grades to specialty products.

Selling & Administrative Expense

In 2001, selling and administrative expense increased $431,000 and 8.4% over 2000. During 2001, the Company incurred several costs associated with management of the business that were not incurred in 2000. These costs include costs associated with: (1) filling open management positions and (2) external consulting resources to assist in managing the business.

Income Tax

Income taxes in 2001 were $1,374,000 or 26.3% of income before taxes. In 2000, the Company realized a tax benefit of $891,000 or 22.5% of the loss before interest. The difference between statutory tax rates and the Company's effective tax rate in 2001 is the realization of the benefits related to the Federal net operating loss carryforward utilized. The difference between statutory tax rates and the Company's effective tax rate in 2000 is due to the increase in the valuation reserve related to deferred income taxes.

Other Income & Expense

During 2001, the Company realized $1,627,000 in gains from the sale of timberland that was not used in the day-to-day operations of the business since the Company closed its pulp mill several years ago.

Liquidity and Capital Resources

Capital Expenditures

Capital expenditures during 2002 were $3,165,000 compared to $1,439,000 for the same period in 2001. The largest single project committed to by the Company in 2002 was the purchase of a waxer/winder used for the application of wax coating to certain specialty grades of paper manufactured by the Company. The machinery began production of product during the fourth quarter of 2002. The total cost of the project is anticipated to be $2,822,000, with $740,000 remaining to be spent at December 31, 2002. The remaining cost associated with this investment includes the purchase of additional interchangeable components necessary to keep the equipment operating on a continuous basis in the future. It is anticipated that this investment will be completed during the first half of 2003.

During the first half of 2003, the Company anticipates taking delivery of a laminating machine designed to laminate foil and paper products. The addition of this equipment will allow the Company to expand its product offerings to selected specialty markets. The total cost of this project is anticipated to be $1,340,000, including a $300,000 investment that was made in the fourth quarter of 2002.

The Company anticipates that total capital expenditures in 2003 will not exceed $5,000,000.

Capital Resources

In November 2001, the Company obtained a revolving credit agreement with a commercial bank providing for asset-based financing which expires in November 2004. The line of credit provides for maximum borrowings of $15,000,000, limited to certain percentages of receivables and inventory, and reduced by outstanding letters of credit. The line of credit bears interest at a variable rate based on alternative interest rate bases at the Company's option (4.25% at December 31, 2002). A facility fee of 0.25% is payable for unused amounts. The line of credit is collateralized by accounts receivable and inventory.

As of December 31, 2002, the Company's capital resources included $1,102,000 in cash and the Company's $15,000,000 revolving credit facility. Borrowings under this facility totaled $19,000 as of year-end 2002. Based on the balances in inventory and accounts receivable, the Company had $8,305,000 of availability under the revolving credit facility at December 31, 2002.

At December 31, 2002, the revolving line of credit required, among other items, the Company to maintain a fixed charge coverage ratio of 1.00 and a minimum tangible net worth. Capital expenditures are limited $3,000,000 in 2003 and each subsequent year while the revolving line of credit is in effect.

The Company obtained a variable rate term loan in November 2001. The agreement provides for monthly payments of principal and interest, with interest at prime plus 0.50%. Borrowings are collateralized by certain property, plant and equipment.

The UDAG debt, including additional funding obtained in November 2001, is due in monthly installments of $17,931, including interest at 5.0%, through maturity in November 2011. This loan is collateralized by certain property.

The Company obtained a variable rate loan in September 2002 to finance capital expenditures. This agreement provides for up to $2,000,000 in borrowings and is due in January 2004. At December 31, 2002, the Company had borrowed $1,675,000 against the total commitment to purchase fixed assets. Interest is at prime plus 0.25%. It is anticipated that this loan will be refinanced by long-term debt upon borrowing the full amount of the loan.

The Company is currently in compliance with all material provisions of its revolving credit and long-term credit agreements. The Company believes that cash provided by operations and its revolving credit facility are sufficient to meet its current and anticipated working capital needs, as well as to fund its planned capital expenditures.

Cash Flows

Net cash provided by operations in 2002 was $4,306,000 compared to $5,740,000 in 2001. The reduction of cash flow during 2002 relative to 2001 is the combined result of reduced profitability, lower depreciation and changes in inventory levels.

Net cash used in investing activities in 2002 was $1,627,000 compared to cash generated from investing activities of $258,000 in 2001. This increase is primarily the result of additions to property, plant and equipment.

The Company used $2,241,000 in financing activities in 2002 as compared to $6,314,000 in 2001. The reduction in cash used in financing activities is the combined result of reduced cash flow from operations and increased investment in property, plant and equipment.

During the first quarter of 2002, the Company sold its waste water treatment facility. Proceeds from the sale were used to reduce the outstanding advances under its revolving credit facility.

The Company believes that its cash flow from operations, together with available borrowings, will be sufficient to allow the Company to meet its obligations in 2003.

Application of Critical Accounting Policies and Estimates

The discussion and analysis of the Company's financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires Management to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that involve significant judgments and uncertainties and potentially result in materially different results under different assumptions and conditions. Application of these policies is particularly important to the portrayal of our financial condition and results of operations. We believe the accounting policies described below meet these characteristics.

Revenue Recognition

Revenue is recognized when goods are shipped. Terms of sale are generally free on board destination. Estimated rates of return are fairly consistent and the Company has recorded a reserve to account for such anticipated returns.

Research and Product Development Costs

The Company's strategy is to expand its product offering into specialty and niche markets. The costs associated with the development of new products are expensed when incurred. To the extent that new product trials are successful, customers will pay for the product and the products will be included in sales for the period.

Bad Debt

Each accounting period, the Company determines an amount to be set aside to cover potentially uncollectible accounts. The Company's determination is based upon an evaluation of accounts receivable for risk associated with a client's ability to make payments. These determinations require considerable judgment in assessing the ultimate potential for realization of these receivables, including reviewing the financial stability of the customer and gauging current market conditions. If the Company's evaluation of a client's ability to pay is incorrect, future charges may be incurred.

Benefit Accruals

Each accounting period, the Company estimates the amount to be accrued for medical costs incurred but not yet reported (IBNR) under its self-funded employee medical insurance plans. The Company's determination is based on an evaluation of past rates of claim payouts and trends in the amount of payouts. This determination requires significant judgment and is dependent upon the likelihood that past trends are representative of future payment patterns. A significant shift in usage and payment patterns within the Company's medical plans could necessitate significant adjustments to these accruals in future accounting periods.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk from changes in interest on its debt. The revolving credit facility provides for borrowings up to $15,000,000 (subject to a collateral formula) and extends to November 2004. An annual commitment fee of 0.25% is payable for unused amounts. The Company's interest rate floats, based on the lender's prime rate. As of December 31, 2002, the Company was paying 4.25% annual rate on amounts borrowed against this revolving credit facility.

A majority of the Company's debt is at variable interest rates, and a hypothetical 1% (100 basis point) change in interest rates would cause an estimated increase in annual interest expense of $63,000.

The Company does not use financial instruments for trading purposes and is not a party to any leveraged derivatives.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Shareholders
Badger Paper Mills, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheets of Badger Paper Mills, Inc. and Subsidiary as of December 31, 2002 and 2001 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of Badger Paper Mills, Inc. and Subsidiary as of December 31, 2002 and 2001 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Appleton, Wisconsin
January 27, 2003

Badger Paper Mills, Inc. and Subsidiary

CONSOLIDATED BALANCE SHEETS
December 31
(dollars in thousands)

	2002	2001
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 1,102	$ 664
Certificates of deposit	-	164
Accounts receivable, net	5,080	6,107
Inventories	6,615	4,983
Refundable income taxes	469	170
Deferred income taxes	1,367	1,150
Property held for resale	-	258
Prepaid expenses and other	599	748
Total current assets	15,232	14,244
PROPERTY, PLANT AND EQUIPMENT, NET	26,105	25,445
OTHER ASSETS	471	591
Total assets	$ 41,808	$ 40,280
LIABILITIES		
CURRENT LIABILITIES		
Current portion of long-term debt	$ 590	$ 414
Accounts payable	4,156	2,921
Accrued liabilities	4,029	3,792
Income taxes payable	-	400
Total current liabilities	8,775	7,527
LONG-TERM DEBT	7,377	9,794
DEFERRED INCOME TAXES	2,471	1,839
OTHER LONG-TERM LIABILITIES	793	675
COMMITMENTS AND CONTINGENCIES	-	-
SHAREHOLDERS' EQUITY		
Common stock, no par value; 4,000,000 shares authorized 2,160,000 shares issued	2,700	2,700
Additional paid-in capital	59	54
Retained earnings	21,112	19,213
Treasury stock, at cost, 129,815 and 136,415 shares in 2002 and 2001	(1,479)	(1,522)
Total shareholders' equity	22,392	20,445
Total liabilities and shareholders' equity	$ 41,808	$ 40,280

The accompanying notes are an integral part of these statements.

Badger Paper Mills, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31,
(dollars in thousands)

	2002	2001	2000
Net sales	$ 73,772	$ 76,305	$ 76,137
Cost of sales	65,943	66,463	73,451
Gross profit	7,829	9,842	2,686
Selling, general and administrative expenses	5,779	5,559	5,128
Loss on write-off of trade credits	-	-	440
Operating income (loss)	2,050	4,283	(2,882)
Other income (expense)			
Interest and dividend income	23	77	44
Interest expense	(402)	(927)	(1,250)
Gain on sale of non-core assets	1,125	1,627	-
Miscellaneous, net	28	160	131
	774	937	(1,075)
Income (loss) before income taxes	2,824	5,220	(3,957)
Provision (benefit) for income taxes	925	1,374	(891)
Net income (loss)	$ 1,899	$ 3,846	$ (3,066)
Net income (loss) per share - basic	$ 0.94	$ 1.92	$ (1.55)
Net income (loss) per share - diluted	$ 0.91	$ 1.89	$ (1.55)

The accompanying notes are an integral part of these statements.

Badger Paper Mills, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years ended December 31,
(dollars in thousands)

	2002	2001	2000
Common Stock			
Balance, December 31	$ 2,700	$ 2,700	$ 2,700
Additional paid-in capital			
Balance, January 1	54	170	201
Treasury stock issued	5	(116)	(31)
Balance, December 31	59	54	170
Retained earnings			
Balance, January 1	19,213	15,367	18,433
Net income (loss)	1,899	3,846	(3,066)
Balance, December 31	21,112	19,213	15,367
Treasury stock			
Balance, January 1	(1,522)	(1,755)	(1,850)
Shares issued (6,600, 35,168 and 14,249 shares in 2002, 2001 and 2000, respectively)	43	233	95
Balance, December 31	(1,479)	(1,522)	(1,755)
Shareholders' equity			
Balance, December 31	$22,392	$ 20,445	$ 16,482

The accompanying notes are an integral part of these statements.

Badger Paper Mills, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31,
(dollars in thousands)

	2002	2001	2000
Cash flows from operating activities:			
Net income (loss)	$ 1,899	$ 3,846	$ (3,066)
Adjustments to reconcile to net cash provided by operating activities			
Depreciation	2,442	3,355	3,005
Directors' fees paid in shares	48	117	64
Deferred income taxes	415	689	(680)
Realized loss on sale of marketable securities	-	-	12
Gain on sale of non-core assets	(1,125)	(1,627)	-
Loss on write-off of trade credits	-	-	440
Other	-	8	22
Changes in operating assets and liabilities:			
Accounts receivable, net	1,027	501	(528)
Inventories	(1,632)	1,536	1,300
Accounts payable and accrued liabilities	1,472	(3,103)	1,944
Income taxes refundable (payable)	(699)	530	(80)
Other	459	(112)	(200)
Net cash provided by operating activities	4,306	5,740	2,233
Cash flows from investing activities:			
Additions to property, plant and equipment	(3,165)	(1,439)	(2,265)
Proceeds from sale of non-core assets	1,374	1,761	61
Net maturities (purchases) of certificates of deposit	164	(64)	400
Proceeds from sale of marketable securities	-	-	125
Net cash provided by (used in) investing activities	(1,627)	258	(1,679)
Cash flows from financing activities:			
Increase (decrease) in revolving credit agreement	(4,927)	(6,554)	800
Proceeds from long-term debt	3,211	4,114	-
Payments on long-term debt	(525)	(3,874)	(1,043)
Net cash used in financing activities	(2,241)	(6,314)	(243)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	438	(316)	311
Cash and cash equivalents:			
Beginning of year	664	980	669
End of year	$ 1,102	$ 664	$ 980

The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Badger Paper Mills, Inc. ("the Company") manufactures paper and paper products and provides printing and converting services to customers throughout North America, with concentrations in the Midwestern States of Wisconsin, Illinois, Missouri and Ohio. The Company's wholly-owned subsidiary, Peshtigo Power LLC, produces steam for the Company.

A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows.

1. *Consolidation Principles*

The consolidated financial statements include the accounts of Badger Paper Mills, Inc. and its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

2. *Operating Segments*

The Company previously operated in the paper products segment and flexible packaging segment. During the third quarter of 2002, the Company reorganized its operations into a single business segment. The prior year financial statements have been revised for this change in reportable segments.

3. *Concentrations*

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents with high quality financial institutions. The Company provides credit in the normal course of business to its customers. These customers are located throughout North America. No single customer accounted for more than 10% of sales in 2002, 2001 or 2000. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses and generally does not require collateral to support the accounts receivable balances.

4. *Financial Instruments*

For cash and certificates of deposit, the carrying amount approximates fair value because of the short maturity of these instruments. For long-term debt, the carrying amount approximates fair value based on comparison with current rates offered to the Company for debt with similar remaining maturities.

5. *Estimates*

Preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE A - SUMMARY OF ACCOUNTING POLICIES - Continued

6. Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

7. Receivables

Accounts receivable are stated net of an allowance for sales returns, cash discounts and doubtful accounts. Credit is extended based on prior experience with the customer and evaluation of the customer's current financial condition. Accounts receivable are generally due within 30 to 45 days. The Company estimates an allowance based on actual payment history of each individual customer, adverse situations that may affect the customer's ability to pay and prevailing economic conditions. Consequently, an adverse change in the financial condition of a particular customer could affect the Company's estimate of its allowance. Accounts past due more than 120 days are generally written off, with subsequent payments on previously written off accounts credited to miscellaneous income.

8. Inventories

Substantially all inventories are valued at the lower of cost or market with cost being determined on the last-in, first-out ("LIFO") basis.

9. Property Held for Resale

Property held for resale at December 31, 2001 consisted of a sewage treatment plant. On January 30, 2002, the Company sold this plant to the City of Peshtigo for cash proceeds of $1,250,000.

10. Property, Plant and Equipment

Property, plant and equipment are stated at cost. Spare parts are stated at cost, subject to net realizable value. If the parts are utilized in a project that either extends the lives or increases the capacity of the equipment, they are capitalized. If the parts are utilized in ordinary repairs or maintenance, they are charged to operating expense. Depreciation of plant and equipment is provided on the straight-line basis over the estimated useful lives of the assets. Land improvements useful lives are 15 years. Buildings useful lives range from 30 to 33 years and machinery and equipment from 3 to 17 years. Accelerated depreciation is used for income tax purposes.

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amounts of the assets exceed their respective fair values. Assets held for sale are recorded at the lower of their fair value less costs to sell or the carrying amount of the asset.

NOTE A - SUMMARY OF ACCOUNTING POLICIES – Continued

11. Environmental Expenditures

Accruals for remediation costs are recorded when it is probable that a liability has been incurred and the amount of the costs can be reasonably estimated.

12. Income Taxes

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to the amount expected to be realized.

13. Stock Options

The Company uses the intrinsic value method to account for its stock options. Therefore, if the exercise price of the stock options is equal to or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recorded. The Company discloses the impact if the shares were accounted for under the fair value method. The following table illustrates the effect on net income (loss) and income (loss) per share if the Company had applied the fair value method to stock-based employee compensation:

	Year ended December 31,		
	2002	2001	2000
Net income (loss) as reported	$1,899	$3,846	$(3,066)
Deduct: stock based compensation expense determined under the fair value method, net of tax effects	(127)	(89)	(75)
Pro forma net income	$1,772	$3,757	$(3,141)
Earnings per share:			
Basic - as reported	$0.94	$1.92	$(1.55)
Basic - pro forma	0.88	1.87	(1.59)
Diluted - as reported	$0.91	$1.89	$(1.55)
Diluted - pro forma	0.85	1.84	(1.59)

14. Revenue Recognition

Revenue is recognized when goods are shipped. Terms of sale are generally f.o.b. destination. Estimated rates of return are fairly consistent and the Company has recorded a reserve to account for such anticipated returns.

NOTE A - SUMMARY OF ACCOUNTING POLICIES – Continued

15. Shipping and Handling Costs

The Company records shipping and handling costs in cost of sales on the statement of operations. Shipping and handling costs amounted to $5,133,000, $4,562,000 and $4,464,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

16. Research and Product Development Costs

Research and product development costs related to potential new products and applications are expensed when incurred. These costs, after consideration of customer reimbursements, amounted to $769,000, $469,000 and $762,000 for 2002, 2001 and 2000, respectively. Customer reimbursements amounted to $2,467,000, $1,921,000 and $1,764,000 for 2002, 2001 and 2000.

17. Net Earnings (Loss) Per Share

Net earnings (loss) per share are computed based on the weighted average number of shares of common stock outstanding during the year:

	2002	2001	2000
Basic	**2,026,299**	2,004,664	1,981,716
Diluted	**2,085,841**	2,037,429	1,981,716

Stock options to purchase 7,000 common shares in 2002, 25,000 common shares in 2001 and 115,000 common shares in 2000 were not dilutive and, therefore, have not been included in the computations of diluted per common share amounts.

18. Prospective Accounting Pronouncements

The Financial Accounting Standards Board issued Statement on Financial Accounting Standards (SFAS) No. 143, *Accounting for Asset Retirement Obligations*, which sets forth the accounting and reporting to be followed for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, addresses disposal activities and termination costs in exiting an activity. SFAS No. 148, *Accounting for Stock-Based Compensation*, amends the accounting and reporting related to stock options. These pronouncements are generally effective January 1, 2003. The Company believes the adoption of these new accounting pronouncements will not have a significant impact on its results of operations or financial position.

NOTE B - RECEIVABLE ALLOWANCES

The receivable allowances at December 31, 2002 and 2001 are as follows (in thousands):

	2002	2001
Sales returns and allowances	$448	$242
Cash discounts	62	59
Doubtful accounts	300	300
	$810	$601

NOTE C - INVENTORIES

The major classes of inventories, valued on the LIFO cost method, at December 31, 2002 and 2001 are as follows (in thousands):

	2002	2001
Raw Materials	$2,013	$1,062
Work-in-process and finished stock	4,602	3,921
	$6,615	$4,983

It is not practical to separate finished stock and work–in-process inventories. The first-in, first-out ("FIFO") cost of raw materials, work-in-process and finished stock inventories approximated $10,844,000 and $9,548,000 at December 31, 2002 and 2001, respectively. The LIFO cost method had the effect of increasing net earnings in 2002 by $222,000 or $0.11 per share - basic and $0.11 per share - diluted. For 2001, the LIFO cost method had the effect of decreasing net earnings by $91,000, or $0.05 per share - basic and $0.04 per share - diluted. For 2000, the LIFO cost method had the effect of increasing the net loss by $618,000, or $0.31 per share, basic and diluted.

NOTE D. PROPERTY, PLANT AND EQUIPMENT

The major classes of property, plant and equipment at December 31 are as follows (in thousands):

	2002	2001
Machinery and equipment	$60,622	$57,505
Buildings	9,183	9,183
Spare parts	1,272	1,344
Land	70	73
Construction-in-progress - equipment	300	313
	71,447	68,418
Accumulated depreciation	45,342	42,973
	$26,105	$25,445

At December 31, 2002 and 2001, $29,337,000 and $18,967,000, respectively, of fully depreciated assets were still in use.

NOTE E - ACCRUED LIABILITIES

Accrued liabilities at December 31, 2002 and 2001 are as follows (in thousands):

	2002	2001
Compensation, including future absences, and related taxes	$1,967	$1,766
Defined contribution plan	646	717
Incurred but not reported medical claims	643	643
Other	773	666
	$4,029	$3,792

NOTE F - LONG-TERM DEBT

Long-term debt at December 31, 2002 and 2001 consists of the following (in thousands):

	2002	2001
Revolving credit agreement	$ 19	$ 4,946
Term note	4,627	3,582
Variable rate loan	1,675	-
Urban Development Action Grant ("UDAG")	1,646	1,680
	7,967	10,208
Less: current maturities	590	414
	$7,377	$ 9,794

In November 2001, the Company obtained a revolving credit agreement with a commercial bank expiring in November 2004. The revolving credit agreement provides for maximum borrowings of $15 million, limited to certain percentages of receivables and inventory, and reduced by outstanding letters of credit. The revolving credit agreement bears interest at a variable rate based on alternative interest rate bases, at the Company's option (4.25% at December 31, 2002). A facility fee of 0.25% is payable for unused amounts. At December 31, 2002, the revolving credit agreement required, among other items, the Company to maintain a fixed charge coverage ratio of 1.00, a minimum tangible net worth, as outlined in the agreement, and a limitation on capital expenditures.

The Company obtained a term note in November 2001 with a commercial bank. The agreement provides for monthly payments of principal and interest of $53,143, with interest at prime plus 0.50% (effectively 4.75% at December 31, 2002). The final payment on this loan is due in November 2011.

The Company obtained a variable rate loan in September 2002 with a commercial bank. This agreement provides for upwards of $2,000,000 and is due in January 2004. Interest is at prime plus 0.25% (effectively 4.5% at December 31, 2002).

NOTE F - LONG-TERM DEBT - Continued

The UDAG debt, including additional funding obtained in November 2001 and March 2002, is due in monthly installments of $2,972 and $17,931, including interest at 4.0% and 5.0%, through maturity in May 2006 and November 2011.

Substantially all assets of the Company serve as collateral for the above debt.

Aggregate maturities of long-term debt for the periods following December 31, 2002 and thereafter are as follows: 2003, $590,000; 2004, $2,314,000; 2005, $651,000; 2006, $659,000; 2007, $681,000; thereafter, $3,072,000.

NOTE G - INCOME TAXES

The provision (benefit) for income taxes consists of the following (in thousands):

	2002	2001	2000
Currently payable (refundable):			
Federal	$490	$ 660	$(211)
State	20	25	-
	510	685	(211)
Deferred:			
Federal	415	689	(680)
State	-	-	-
	415	689	(680)
	$925	$1,374	$(891)

The significant differences between the effective tax rate and the statutory federal tax rates are as follows:

	2002	2001	2000
Statutory Federal tax rate	34.0%	34.0 %	(34.0)%
Increase (decrease) in valuation reserve	(0.4)	(7.7)	11.5
Other	(0.9)	-	-
Effective tax rate	32.7%	26.3%	(22.5)%

NOTE G - INCOME TAXES – Continued

The components of the deferred tax assets and liabilities as of December 31 are as follows (in thousands):

	2002	2001
Deferred tax assets:		
Accounts receivable	$ 324	$ 96
Inventories	107	240
Accrued expenses	936	814
Deferred compensation	5	23
Postretirement benefits	319	260
Alternative minimum tax carryforwards	1,861	1,840
Tax credit carryforwards	525	926
State net operating loss carryforwards	141	199
State credit carryforwards	1,647	1,600
Valuation allowance	(1,788)	(1,799)
	4,077	4,199
Deferred tax liabilities:		
Fixed assets	(5,181)	(4,888)
Net liability	$(1,104)	$ (689)

The total deferred tax liabilities (assets) as presented in the accompanying balance sheet are as follows (in thousands):

	2002	2001
Net long-term deferred tax liabilities	$ 2,471	$ 1,839
Gross current deferred tax assets	(1,367)	(1,150)
	$ 1,104	$ 689

For Federal income tax purposes, the Company has research and development credit carryovers and alternative minimum tax credit carryovers of $525,000 and $1,861,000 respectively. For state income tax purposes, the Company has net operating loss and tax credit carryovers of $6,978,000 and $2,609,000, respectively. Certain carryforwards expire at various times over the next 20 years. For financial reporting purposes, a valuation allowance has been established to the extent that state carryforwards, absent future taxable income, will expire unused. The valuation allowance decreased $11,000 in 2002.

NOTE H - EMPLOYEE BENEFITS

The Company has defined contribution plans covering substantially all employees. Contribution expenses associated with these plans were $646,000, $717,000 and $505,000 in 2002, 2001 and 2000 respectively.

The Company is self-funded for health costs. The Company has stop-loss coverage for costs in excess of $100,000 per individual per year.

NOTE I - SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest and income taxes was as follows (in thousands):

	2002	2001	2000
Interest	$ 418	$952	$1,250
Income taxes, net of refund received	1,239	139	-

NOTE J - DIRECTOR STOCK GRANT PLANS

In 2000, 1999 and 1997, in order to attract and retain competent directors to serve as Directors of the Company, the Company established Director Stock Grant Plans. An aggregate of 110,000 shares of Common Stock was reserved for issuance. Each Director of the Company is to receive a grant of Common Stock at fair market value in partial payment of his or her directors fee. During 2002, 2001 and 2000, 6,600, 35,168 and 14,249 shares, respectively, were issued from treasury stock, at a value of $48,000, $117,000 and $64,000, respectively.

NOTE K - STOCK OPTION PLAN

In May 1999, the Company established an incentive stock option plan ("Plan") as a mechanism to attract and retain its officers and key employees by providing additional performance incentives and the opportunity to share ownership in the Company. The Plan allows the Company to grant options for 130,000 common shares. Options awarded under the Plan vest over a three or five year period and expire in five to nine years.

In 2002, the Company established an incentive stock option plan ("2002 Plan") to encourage and provide for acquisition of an equity interest in the Company by officers and key employees. The 2002 Plan allows the Company to grant options for 150,000 common shares. The terms of any options granted under the 2002 Plan will be determined by the Compensation Committee of the Company.

NOTE K - STOCK OPTION PLAN - Continued

The following table summarizes the transactions of the Company's stock option plan for the three-year period ended December 31, 2002:

	Number of shares	Weighted average exercise price
Stock options outstanding – January 1, 2000 and December 31, 2000	115,000	$8.42
Options granted	104,000	3.04
Options forfeited	(90,000)	8.24
Stock options outstanding – December 31, 2001	129,000	4.01
Options forfeited	(20,000)	7.76
Stock options outstanding – December 31, 2002	109,000	$3.35
Price of $8.09 (weighted-average contractual life of 1 year)	5,000	$8.09
Price range $3.00 - $3.70 (weighted-average contractual life of 3 years)	102,000	3.04
Price of $8.68 (contractual life of 1 year)	2,000	8.68
	109,000	$3.35
Exercisable options –		
December 31, 2000	91,000	$8.24
December 31, 2001	29,000	7.54
December 31, 2002	9,000	7.25

The Company has determined the pro-forma effect as if the Company had accounted for stock options granted under the plan under the fair value method. The Black-Scholes option-pricing model was used with the following weighted-average assumptions for options issued:

	2001
Risk-free interest rate	5.11%
Dividend yield	-
Volatility factor	126%
Weighted-average expected life	5 years

The weighted-average fair value of options granted in 2001 was $2.89 per share. No options were granted in 2002 or 2000.

NOTE L - COMMITMENTS AND CONTINGENCIES

Rental Agreements

The Company leases warehouse space and certain equipment under various agreements, classified as operating leases, expiring through April 2007. Total rent expense amounted to approximately $726,000, $817,000 and $734,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Future minimum rental payments are as follows (in thousands):

Year ended December 31,	
2003	$ 695
2004	544
2005	292
2006	235
2007	78
	$1,844

Environmental Matters

In May 1999, the Company entered into an agreement with the Wisconsin Department of Natural Resources (WDNR) related to the closure of a solid waste landfill. If the WDNR subsequently determines that the closure was ineffective, then the WDNR may require the Company to undertake further remedial actions. In April 1999, a consultant was engaged by the Company to determine the costs associated with potential future remediation actions. These potential future remediation actions were estimated to approximate $300,000. The Company has not subsequently updated this consultant's report. Management believes any future remediation actions, if any, will not have a material adverse impact on the financial statements.

Property, Plant and Equipment Additions

The Company is committed to the purchase of equipment of which $1,040,000 remains to be paid as of December 31, 2002.

NOTE M - SUMMARIZED QUARTERLY DATA (UNAUDITED)

The following is a summary of the quarterly results of operations for the years ended December 31 (in thousands except per share data):

	Fiscal Quarter				
	First	Second	Third	Fourth	Total
2002					
Net sales	$18,250	$19,570	$19,402	$16,550	$73,772
Gross profit	2,074	2,348	2,266	1,141	7,829
Net income (loss)	1,171	482	447	(201)	1,899
Basic earnings (loss) per share	0.58	0.24	0.22	(0.10)	0.94
Diluted earnings (loss) per share	0.57	0.23	0.21	(0.10)	0.91
2001					
Net sales	$21,404	$18,886	$18,374	$17,641	$76,305
Gross profit	1,487	2,870	2,406	3,079	9,842
Net income	893	997	701	1,255	3,846
Basic earnings per share	0.45	0.49	0.35	0.63	1.92
Diluted earnings per share	0.45	0.49	0.35	0.60	1.89

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by this Item with respect to directors and Section 16 compliance is hereby incorporated by reference from the information included under the captions, "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance", respectively set forth in the Company's definitive Proxy Statement for its 2003 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission.

Information with respect to the executive officers of the Company appears in Part I of this Form 10-K under the caption "Executive Officers of the Registrant."

Item 11. Executive Compensation

The information required by this Item is hereby incorporated by reference from the information included under the caption "Executive Compensation" set forth in the Company's definitive Proxy Statement for its 2003 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission.

Item 12. Security Ownership of Certain Beneficial Owners and Management

Equity Compensation Plan Information

The following table provides information about the Company's equity compensation plans as of December 31, 2002:

Plan category	Number of securities to be issued upon the exercise of outstanding options, warrants and rights(1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)(2)
Equity compensation plans approved by security holders	109,000	$3.35	195,325
Equity compensation plans not approved by security holders	-	-	-
Total	109,000	$3.35	195,325

(1) Represents options to purchase the Company's Common Stock granted under the 1998 Stock Option Plan.

(2) Includes 150,000 shares of the Company's Common Stock available for issuance under the Company's 2002 Stock Option Plan, 21,000 shares of the Company's Common Stock available for issuance under the Company's 1998 Stock Option Plan and 24,325 shares of the Company's Common Stock available for issuance under the Company's 2001 Director Stock Grant Plan.

Security Ownership of Certain Beneficial Owners

The information required by this Item is hereby incorporated by reference from the information included under the caption "Stock Ownership of Certain Beneficial Owners and Management," set forth in the Company's definitive Proxy Statement for its 2003 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission.

Security Ownership of Management

The information required by this Item is hereby incorporated by reference from the information included under the captions, "Stock Ownership of Certain Beneficial Owners and Management" and "Election of Directors," set forth in the Company's definitive Proxy Statement for its 2003 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission.

Item 13. Certain Relationships and Related Transactions

The information required by this Item is hereby incorporated by reference from the information included under the caption, "Certain Relationships and Transactions," set forth in the Company's definitive Proxy Statement for its 2003 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission.

Item 14. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

In accordance with Rule 13a-15(b) under the Securities Exchange Act of 1934 (the "Exchange Act"), within 90 days prior to the filing date of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's President and Chief Executive Officer along with its Vice President and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-14(c) under the Exchange Act). Based upon their evaluation of these disclosure controls and procedures, the Company's President and Chief Executive Officer along with the Vice President and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of the date of such evaluation in timely alerting them to material information relating to the Company, including its consolidated subsidiary, required to be included in the Company's periodic filing with the Securities and Exchange Commission.

Changes in Internal Controls

There have been no significant changes in the Company's internal controls or other factors that could significantly affect internal controls subsequent to the date the Company carried out this evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

PART IV

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) (1) List of Financial Statements:

The following is a list of the financial statements of Badger Paper Mills, Inc., together with the report of independent accountants, included in this report:

(a) (2) List of Financial Schedules:

The following is a listing of data submitted herewith:

Financial statement schedules other than that listed above are omitted because they are either not applicable, not required, or equivalent information has been included in the financial statements, the notes thereto or elsewhere herein.

(a) (3) Exhibits*:

Number	Description
(3.1)	Restated Articles of Incorporation, as amended (Incorporated by reference to Exhibit 3(i) to the Company's Annual Report on Form 10-K for the year ended December 31, 1996).
(3.2)	By-laws as amended through August 12, 1999 (Incorporated by reference to Exhibit 3(ii) to the Company's Annual Report on Form 10-K for the year ended December 31, 1999).
(4.1)	Revolving Credit and Security Agreement dated November 30, 2001, by and among the Company, PNC Bank, National Association, individually and as agent, and other lenders from time to time party thereto (Incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).
(4.2)	Business Loan Agreement dated November 30, 2001, by and between the Company and Wisconsin Community Bank, Wisconsin Business Bank – Branch (Incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).
(4.3)	City of Peshtigo UDAG Revolving Loan Fund Loan Agreement dated November 30 2001, by and between the Company and the City of Peshtigo, Wisconsin (Incorporated by reference to Exhibit 4.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).
(4.4)	First Amendment to the Revolving Credit and Security Agreement dated November 30, 2001 by and among the Company, PNC Bank, National Association, individually and as agent, and other lenders from time to time party thereto (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).
(4.5)	First Amendment to the Business Loan Agreement dated November 30, 2001, by and between the Company and Wisconsin Community Bank, Wisconsin Business Bank-Branch (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).
(4.6)	Second Amendment to Revolving Credit and Security Agreement, dated September 19, 2002, by and between the Company and PNC Bank, National Association (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002).
(4.7)	Promissory Note in favor of Wisconsin Community Bank, Wisconsin Business Bank-Branch, dated September 19, 2002 (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002).
(4.8)	Second Amendment to Business Loan Agreement and Related Documents, dated September 19, 2002, by and between the Company and Wisconsin Community Bank, Wisconsin Business Bank-Branch (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002).
(4.9)	Mortgage, dated September 19, 2002, made and executed between the Company and Wisconsin Community Bank, Wisconsin Business Bank-Branch (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002).

*As amended by Form 10-K/A filed with the Securities and Exchange Commission on March 4, 2003.

Number	Description
(10)	Material Contracts: **
(10.1)	Supplemental Executive Retirement Plan dated December 18, 1992 (Incorporated by reference to Exhibit 10 (ii) to the Company's Annual Report on Form 10-K for the year ended December 31, 1992).
(10.2)	Health Insurance Retirement Benefit Agreement dated January 1, 1996 between the Company and Claude L. Van Hefty (Incorporated by reference to Exhibit 10(v) to the Company's Annual Report on Form 10-K for the year ended December 31, 1996).
(10.3)	Director Stock Grant Plan dated July 23, 1997 (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997).
(10.4)	Employee Resignation and Release Agreement dated as of March 12, 1998 between Badger Paper Mills, Inc. and Claude L. Van Hefty (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998).
(10.5)	Employee Resignation and Release Agreement dated as of March 12, 1998 between Badger Paper Mills, Inc. and Miles L. Kresl, Jr. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998).
(10.6)	Badger Paper Mills, Inc. 1998 Stock Option Plan (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).
(10.7)	Form of Badger Paper Mills, Inc. 1998 Stock Option Agreement (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).
(10.8)	Badger Paper Mills, Inc. 1999 Directors Stock Grant Plan (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).
(10.9)	Badger Paper Mills, Inc. 2001 Directors Stock Grant Plan (Incorporated by reference to Appendix B to the Company's definitive Proxy Statement on Schedule 14A filed on April 6, 2001).
(10.10)	Executive Employment Agreement effective July 9, 2001 between the Company and Robert A. Olah (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).
(10.11)	Amendment of 1998 Directors Stock Grant Plan (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).
(10.12)	2002 Stock Option Plan (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).
(10.13)	Employment Agreement effective April 1, 2002 between the Company and J. Glenn Davis.
(23)	Consent of Independent Public Accountants.
(99.1)	Definitive Proxy Statement for 2003 Annual Meeting of Shareholders (to be filed with the Securities and Exchange Commission under Regulation 14A and incorporated by reference herein to the extent indicated in this Form 10-K).

Number	Description
(99.2)	Written Statement of the President, Chairman of the Board and Chief Executive Officer pursuant to 18 U.S.C. ss. 1350.
(99.3)	Written Statement of the Vice President and Chief Financial Officer pursuant to 18 U.S.C. ss 1350.

**Each of the "material contracts" represents a management compensatory agreement or arrangement.

(b) Reports on Form 8-K:

No reports on Form 8-K were filed during the fourth quarter of 2002.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE: March 3, 2003

BADGER PAPER MILLS, INC.

By: /s/ Robert A. Olah
Robert A. Olah
President, Chief Executive Officer and
Chairman of the Board

Pursuant to the Requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

/s/ Robert A. Olah
Robert A. Olah, President,
Chief Executive Officer and
Chairman of the Board
(Principal Executive Officer)

Date: March 3, 2003

/s/ William H. Peters
William H. Peters, Vice President and
Chief Financial Officer
(Principal Financial Officer and
Principal Accounting Officer)

Date: March 3, 2003

/s/ Harold J. Bergman
Harold J. Bergman, Director

Date: March 3, 2003

/s/ L. H. Buek
L. Harvey Buek, Director

Date: March 3, 2003

/s/ Mark D. Burish
Mark D. Burish, Director

Date: March 3, 2003

/s/ James L. Kemerling
James L. Kemerling, Director

Date: March 3, 2003

/s/ John T. Paprocki
John T. Paprocki, Director

Date: March 3, 2003

/s/ William A. Raaths
William A. Raaths, Director

Date: March 3, 2003

CERTIFICATIONS*

I, Robert A. Olah, President, Chairman of the Board and Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 10-K of Badger Paper Mills, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

March 3, 2003

/s/ Robert A. Olah
Robert A. Olah
President, Chairman of the Board and
Chief Executive Officer

*As amended by Form 10-K/A filed with the Securities and Exchange Commission on March 4, 2003.

CERTIFICATIONS*

I, William H. Peters, Vice President and Chief Financial Officer, certify that:

1. I have reviewed this annual report on Form 10-K of Badger Paper Mills, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

   a. designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b. evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a. all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

March 3, 2003

/s/ William H. Peters
William H. Peters
Vice President and Chief Financial Officer

*As amended by Form 10-K/A filed with the Securities and Exchange Commission on March 4, 2003.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

To the Shareholders and Board of Directors
Badger Paper Mills, Inc. and Subsidiary
Peshtigo, Wisconsin

Our report on the 2002, 2001 and 2000 financial statements of Badger Paper Mills, Inc. and Subsidiary is included on page 15 of this Form 10-K. In connection with our audit of such financial statements, we have also audited the related financial statement schedule on page 41 of this Form 10-K.

In our opinion, the 2002, 2001 and 2000 financial statement schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

/s/ Grant Thornton LLP

Appleton, Wisconsin
January 27, 2003

Schedule II - Valuation and Qualifying Accounts and Reserves
For the Years Ended December 31, 2000, 2001 and 2002 (in Thousands)

Column A	Column B	Column C	Column D		Column E
Description	Balance at beginning of year	Additions charged to costs and expenses	Deductions		Balance at end of year
Deducted in the balance sheet from the assets to which they apply:					
Allowance for discounts, doubtful accounts and claims/allowances:					
Year ended December 31, 2002					
Doubtful accounts and claims/allowances	$ 542	$ 929	$ 723	(A)	$ 748
Discounts	59	848	845	(B)	62
	$ 601	$ 1,777	$ 1,568		$ 810
Year ended December 31, 2001					
Doubtful accounts and claims/allowances	$ 117	$ 1,349	$ 924	(A)	$ 542
Discounts	33	830	804	(B)	59
	$ 150	$ 2,179	$ 1,728		$ 601
Year ended December 31, 2000					
Doubtful accounts and claims/allowances	$ 253	$ 1,054	$ 1,190	(A)	$ 117
Discounts	43	743	753	(B)	33
	$ 296	$ 1,797	$ 1,943		$ 150

(A) Write-off of uncollectable accounts and claims for products

(B) Discounts taken and allowed

Shareholders' Information

Market makers:
Knight Securities L. P. (NITE)
Hill, Thompson, Magid & Co. (HILL)
Goldman, Sachs & Co. (GSCO)
Cincinnati Stock Exchange (CINN)
THE BRUT ECN, LLC (BRUT)
Archipelago, L.L.C. (ARCA)

Stock transfer agent:
Computershare Investor Services
2 North LaSalle Street
Chicago, Illinois 60602

Stock Price and Dividend Information:

The following table presents high and low sales prices of the Company's Common Stock in the indicated calendar quarters, as reported by the Nasdaq SmallCap Market.

Price Ranges of Stock:

	2002		2001	
Quarter	High	Low	High	Low
First	$9.71	$4.28	$5.94	$1.50
Second	$9.00	$7.58	$4.00	$2.50
Third	$9.00	$5.25	$4.00	$2.75
Fourth	$7.45	$6.00	$4.90	$2.85

Quarterly Dividends Per Share:

The Company's revolving credit and term debt maintain certain covenants which limit the Company's ability to pay dividends. See "Management's Discussion and Analysis -- Liquidity and Capital Resources -- Capital Resources."

Annual Meeting of Shareholders:

The Annual Meeting of Shareholders of Badger Paper Mills, Inc. will be held at the Best Western Riverfront Inn, 1812 Riverside Avenue, Marinette, Wisconsin, on Tuesday, May 13, 2003, at 10:00 a.m.

DIRECTORS AND OFFICERS

Board of Directors:

Harold J. Bergman
Retired President and
Chief Executive Officer
Riverside Paper Corporation

L. Harvey Buek
LHB - O & M Consulting

Mark D. Burish
President
Hurley, Burish & Milliken, SC

James L. Kemerling
President and
Chief Executive Officer
Riiser Oil Company, Inc.

Robert A. Olah
Chairman of the Board
President and
Chief Executive Officer
Badger Paper Mills, Inc.

John T. Paprocki
Executive Vice President and
Chief Financial Officer
Analysts International, Inc.

William A. Raaths
Chief Executive Officer
Great Northern Corporation

Corporate Officers:

Robert A. Olah
President and
Chief Executive Officer

William H. Peters
Vice President and
Chief Financial Officer
Secretary and Treasurer

J. Glenn Davis
Vice President,
Sales and Marketing

EXHIBIT INDEX*

BADGER PAPER MILLS, INC.
ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

Number	Description
(3.1)	Restated Articles of Incorporation, as amended (Incorporated by reference to Exhibit 3(i) to the Company's Annual Report on Form 10-K for the year ended December 31, 1996).
(3.2)	By-laws as amended through August 12, 1999 (Incorporated by reference to Exhibit 3(ii) to the Company's Annual Report on Form 10-K for the year ended December 31, 1999).
(4.1)	Revolving Credit and Security Agreement dated November 30, 2001, by and among the Company, PNC Bank, National Association, individually and as agent, and other lenders from time to time party thereto (Incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).
(4.2)	Business Loan Agreement dated November 30, 2001, by and between the Company and Wisconsin Community Bank, Wisconsin Business Bank – Branch (Incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).
(4.3)	City of Peshtigo UDAG Revolving Loan Fund Loan Agreement dated November 30 2001, by and between the Company and the City of Peshtigo, Wisconsin (Incorporated by reference to Exhibit 4.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001).
(4.4)	First Amendment to the Revolving Credit and Security Agreement dated November 30, 2001 by and among the Company, PNC Bank, National Association, individually and as agent, and other lenders from time to time party thereto (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).
(4.5)	First Amendment to the Business Loan Agreement dated November 30, 2001, by and between the Company and Wisconsin Community Bank, Wisconsin Business Bank-Branch (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).
(4.6)	Second Amendment to Revolving Credit and Security Agreement, dated September 19, 2002, by and between the Company and PNC Bank, National Association (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002).
(4.7)	Promissory Note in favor of Wisconsin Community Bank, Wisconsin Business Bank-Branch, dated September 19, 2002 (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002).

*As amended by Form 10-K/A filed with the Securities and Exchange Commission on March 4, 2003.

Number	Description
(4.8)	Second Amendment to Business Loan Agreement and Related Documents, dated September 19, 2002, by and between the Company and Wisconsin Community Bank, Wisconsin Business Bank-Branch (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002).
(4.9)	Mortgage, dated September 19, 2002, made and executed between the Company and Wisconsin Community Bank, Wisconsin Business Bank-Branch (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002).
(10)	Material Contracts: **
(10.1)	Supplemental Executive Retirement Plan dated December 18, 1992 (Incorporated by reference to Exhibit 10 (ii) to the Company's Annual Report on Form 10-K for the year ended December 31, 1992).
(10.2)	Health Insurance Retirement Benefit Agreement dated January 1, 1996 between the Company and Claude L. Van Hefty (Incorporated by reference to Exhibit 10(v) to the Company's Annual Report on Form 10-K for the year ended December 31, 1996).
(10.3)	Director Stock Grant Plan dated July 23, 1997 (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997).
(10.4)	Employee Resignation and Release Agreement dated as of March 12, 1998 between Badger Paper Mills, Inc. and Claude L. Van Hefty (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998).
(10.5)	Employee Resignation and Release Agreement dated as of March 12, 1998 between Badger Paper Mills, Inc. and Miles L. Kresl, Jr. (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998).
(10.6)	Badger Paper Mills, Inc. 1998 Stock Option Plan (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).
(10.7)	Form of Badger Paper Mills, Inc. 1998 Stock Option Agreement (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999).
(10.8)	Badger Paper Mills, Inc. 1999 Directors Stock Grant Plan (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).
(10.9)	Badger Paper Mills, Inc. 2001 Directors Stock Grant Plan (Incorporated by reference to Appendix B to the Company's definitive Proxy Statement on Schedule 14A filed on April 6, 2001).
(10.10)	Executive Employment Agreement effective July 9, 2001 between the Company and Robert A. Olah (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2001).

Number	Description
(10.11)	Amendment of 1998 Directors Stock Grant Plan (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).
(10.12)	2002 Stock Option Plan (Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).
(10.13)	Employment Agreement effective April 1, 2002 between the Company and J. Glenn Davis.
(23)	Consent of Independent Public Accountants.
(99.1)	Definitive Proxy Statement for 2003 Annual Meeting of Shareholders (to be filed with the Securities and Exchange Commission under Regulation 14A and incorporated by reference herein to the extent indicated in this Form 10-K).
(99.2)	Written Statement of the President, Chairman of the Board and Chief Executive Officer pursuant to 18 U.S.C. ss. 1350.
(99.3)	Written Statement of the Vice President and Chief Financial Officer pursuant to 18 U.S.C. ss 1350.

**Each of the "material contracts" represents a management compensatory agreement or arrangement.

CONSENT OF INDEPENDENT ACCOUNTANT

Board of Directors
Badger Paper Mills, Inc. and Subsidiary

We consent to the incorporation by reference in the Registration Statement of Badger Paper Mills, Inc. and Subsidiary on Forms S-8 (File No. 333-01671, effective March 13, 1996 and File No. 333-01673, effective March 13, 1996) of our reports dated January 27, 2003, with respect to the consolidated financial statements and schedule of Badger Paper Mills, Inc. for the years ended December 31, 2002, 2001 and 2000 included in the Annual Report (Form 10-K) for the year ended December 31, 2002.

/s/ Grant Thornton LLP

Appleton, Wisconsin
February 28, 2003

WRITTEN STATEMENT OF THE PRESIDENT, CHAIRMAN OF THE BOARD

AND CHIEF EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SS. 1350

Solely for the purposes of complying with 18 U.S.C. ss.1350, I, the undersigned President, Chairman of the Board and Chief Executive Officer of Badger Paper Mills, Inc. (the "Company"), hereby certify, based on my knowledge, that the Annual Report on Form 10-K of the Company for the year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly represents, in all material respects, the financial condition and results of operations of the Company.

/s/ Robert A. Olah
Robert A. Olah
March 3, 2003

WRITTEN STATEMENT OF THE VICE PRESIDENT

AND CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SS. 1350

Solely for the purposes of complying with 18 U.S.C. ss.1350, I, the undersigned Vice President and Chief Financial Officer of Badger Paper Mills, Inc. (the "Company"), hereby certify, based on my knowledge, that the Annual Report on Form 10-K of the Company for the year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly represents, in all material respects, the financial condition and results of operations of the Company.

/s/ William H. Peters
William H. Peters
March 3, 2003

Board of Directors:

Harold J. Bergman
Retired President & CEO
Riverside Paper Corp.

L. Harvey Buek
LHB - O & M Consulting

Mark D. Burish
President
Hurley, Burish & Milliken, SC

James L. Kemerling
President & CEO
Riiser Oil Company, Inc.

Robert A. Olah
Chairman of the Board
President & CEO
Badger Paper Mills, Inc.

John T. Paprocki
Executive Vice President & CFO
Analysts International

William A. Raaths
CEO
Great Northern Corporation

Corporate Officers:

Robert A. Olah
President & CEO

William H. Peters
Vice President, CFO,
Secretary and Treasurer

J. Glenn Davis
Vice President, Sales and Marketing

Shareholders' Information

Market Makers:

Knight Securities L.P (NITE)
Hill, Thompson, Magid & Co. (HILL)
Goldman, Sachs & Co. (GSCO)
Cincinnati Stock Exchange (CINN)
THE BRUT ECN, LLC (BRUT)
Archipelago, L.L.C. (ARCA)

Stock Transfer Agent:

Computershare Investor Services
2 North LaSalle Street
Chicago, Illinois 60602

Annual Meeting of Shareholders:

The Annual Meeting of Shareholders of Badger Paper Mills, Inc. will be held at The Best Western Riverfront Inn, 1821 Riverside Avenue, Marinette, Wisconsin, on Tuesday, May 13, 2003, at 10:00 a.m.

Stock Price and Dividend Information:

The following table presents high and low sales prices of the Company's Common Stock in the indicated calendar quarters, as reported by Nasdaq SmallCap Market.

Quarterly Price Ranges of Stock:

	2002		2001	
Quarter	**High**	**Low**	High	Low
First	**$9.71**	**$4.28**	$5.94	$1.50
Second	**$9.00**	**$7.58**	$4.00	$2.50
Third	**$9.00**	**$5.25**	$4.00	$2.75
Fourth	**$7.45**	**$6.00**	$4.90	$2.85

Quarterly Dividends Per Share:

The Company's line of credit maintains certain covenants which limit the Company's ability to pay dividends. See "Management's Discussion and Analysis — Liquidity and Capital Resources — Capital Resources."

Direct Inquiries to:

Badger Paper
Attention: Investor Relations
200 West Front Street
Peshtigo, WI 54157-0149

Telephone: 715-582-4551
Facsimile: 715-582-4853
www.bpm@badgerpaper.com

Safe Harbor Statement

The annual report contains forward-looking information that is subject to certain risk and uncertainties that could cause actual results to differ materially from those projected, expressed, or implied by such forward-looking information. In some cases, you can identify forward-looking statements by our use of words such as "may, will, should, anticipates, believes, expects, plans, future, intends, could, estimate, predict, potential or contingent," the negative of these terms, or other similar expressions. The Company's actual results could differ materially from those discussed or implied herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the Company's Form 10-K for the fiscal year ended December 31, 2002, and other filings with the Securities and Exchange Commission.



BADGER PAPER™

200 West Front Street
Peshtigo, WI 54157-0149

www.badgerpaper.com